UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (333-226288).

ABILITY INC.

On August 14, 2018, Ability Inc. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain institutional investors providing for the issuance of an aggregate of 728,462 ordinary shares in a registered direct offering at $4.60 per share for aggregate gross proceeds of approximately $3,350,000. The offering is expected to close on or about August 16, 2018, subject to the satisfaction of customary closing conditions.

The Purchase Agreements provide that for a period of twelve months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreements. The Purchase Agreements also contain representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the offering. The Company has agreed to pay the Placement Agent, and the Placement Agent has agreed to accept, a cash placement fee equal to 7.5% of the gross proceeds raised in the offering, a management fee equal to 1% of the gross proceeds raised in the offering and legal fees and expenses in the amount of up to $75,000. The Placement Agent will also receive compensation warrants to purchase 54,620 ordinary shares at an exercise price of $5.75 per share and a term expiring on August 14, 2023.

The ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of August 14, 2018 which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-226288) (the “Registration Statement”), which became effective on August 8, 2018, a free writing prospectus dated August 14, 2018, which was filed with the SEC on August 14, 2018, and the base prospectus dated as of August 8, 2018 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants and underlying ordinary shares are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the underlying ordinary shares have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Placement Agent Agreement and the Purchase Agreements, are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Purchase Agreements contain representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreements, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Maples and Calder relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on August 14, 2018, a copy of which is included as Exhibit 99.1 hereto.

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Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about August 16, 2018. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Maples & Calder

10.1	Form of Placement Agent Agreement

10.2	Form of Securities Purchase Agreement

23.1	Consent of Maples & Calder (contained in Exhibit 5.1)

99.1	Press Release dated August 14, 2018

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: August 16, 2018

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